UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Kinnate Biopharma Inc.

(Name of Subject Company)

Kinnate Biopharma Inc.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

49705R105

(CUSIP Number of Class of Securities)

Nima Farzan

Chief Executive Officer and President

Kinnate Biopharma Inc.

800 West El Camino Real, Suite 180

Mountain View, California 94040

(858) 299-4699

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Tony Jeffries, Esq.

Robert T. Ishii, Esq.

Brendan Ripley Mahan, Esq.

Wilson Sonsini Goodrich & Rosati P.C.

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Kinnate Biopharma Inc., a Delaware corporation (“Kinnate” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2024 (as amended and supplemented on March 19, 2024 and as may be further amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by XRA 1 Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of XOMA Corporation (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Kinnate (“Kinnate Common Stock,” and shares of Kinnate Common Stock, “Shares”) (other than (x) Shares held in the treasury of Kinnate immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (y) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time), for (i) $2.5879 per Share in cash (the “Cash Amount”), plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated March 4, 2024 (as amended and restated on March 19, 2024 and as may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on March 4, 2024, by Parent and Purchaser (as amended and restated on March 19, 2024 and as may be further amended or supplemented from time to time).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The purpose of this Amendment is to provide supplemental information concerning the Offer. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. All paragraph headings and page references used herein refer to the headings and pages in the Schedule 14D-9 before any additions or deletions resulting from this Amendment or any other amendments. Certain capitalized terms used below, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. The supplemental information is identified below by bold, underlined text. ~~Stricken-through~~ text shows text being deleted from a referenced disclosure in the Schedule 14D-9. If information in this Amendment differs from or updates information contained in the Schedule 14D-9, then the information in this Amendment is more current and supersedes the different information contained in the Schedule 14D-9. THIS AMENDMENT SHOULD BE READ IN CONJUNCTION WITH THE SCHEDULE 14D-9 AND THE SCHEDULE 14D-9 SHOULD BE READ IN ITS ENTIRETY.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The section titled Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first and only paragraph of the section titled “—Future Arrangements” to read as follows:

“It is possible that employees of Kinnate who remain employed following the Merger Closing Date, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this ~~Schedule 14D-9~~Amendment, no post-closing employment opportunities were negotiated between members of Kinnate and Parent.”

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i) The tenth paragraph under the section titled “—Background of the Offer and the Merger” is hereby supplemented and amended by inserting the underlined text:

“On September 15, 2023, the Kinnate Board held a meeting, also attended by members of management and a representative of Wilson Sonsini. At this meeting, the Kinnate Board discussed, together with management and its advisors, various potential strategic alternatives the Company could further consider, including the timelines, benefits and drawbacks of various transaction structures and counterparties. Following discussion, in light of the Kinnate Board’s anticipation of a large volume of work to be performed within tight timeframes in connection with the Company’s search for a potential strategic transaction, the Kinnate Board resolved to form a transaction committee of the Kinnate Board (the “Transaction Committee”), consisting of directors Melissa Epperly, Carl Gordon, Dean Mitchell, Michael Rome and Laurie Smaldone Alsup, to more efficiently explore and evaluate such potential strategic transactions and convey its findings to, and be directed in its decision-making by, the Kinnate Board. The Kinnate Board delegated to the Transaction Committee the full power and authority of the Kinnate Board to explore, evaluate, review and negotiate the terms and conditions of any transaction relating to any strategic option, and (if appropriate) recommend to the Kinnate Board what action, if any, should be taken by the Company with respect to any strategic option. The Kinnate Board retained the power and authority to approve the entry by the Company into any definitive agreement providing for a transaction relating to any material strategic options. The Kinnate Board decided to maintain flexibility in its strategy, and instructed the Company’s management to seek to maintain asset value in order to continue to pursue a potential Exarafenib partnership transaction or other asset related transactions, as well as to seek to preserve the Company’s cash so that the Company could consider potential transactions involving a sale of the Company to buyers who would primarily be valuing the Company based on its net cash balance. In addition, at this meeting, after deliberation and discussion with management and its advisors, the Kinnate Board approved a reprioritization plan and workforce restructuring, which was publicly announced on September 18, 2023.”

(ii) The seventy-eighth paragraph under the section titled “—Background of the Offer and the Merger” is hereby supplemented and amended by inserting the underlined text:

“On ~~January 26~~February 6, 2024, the Company and Lazard agreed to terminate the Lazard Engagement Letter, subject to Lazard’s right to receive certain fees, specifically $500,000, in connection with the closing of the sale of Exarafenib to Pierre Fabre, and an additional $2 million as and when contingent consideration, if any, are received in connection with such sale.”

(iii) The first paragraph under the section titled “—Kinnate Management Dissolution Analysis” is hereby supplemented and amended by inserting the underlined text:

“At the direction of the Special Committee, to assist the analysis and decision of the Special Committee and the Kinnate Board with respect to whether to approve the Company’s entry into the Merger Agreement and consummation of the Transactions and the recommendation by the Special Committee and the Kinnate Board that the Company’s shareholders tender their shares into the Offer, Kinnate management prepared the Management Dissolution Analysis, a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger under two scenarios. The first scenario, referred to herein as “Dissolution Scenario A,” assumed, among other things, that the Company would not consummate any disposition with respect to Exarafenib prior to the initial distribution of cash to holders of Shares. The second scenario, referred to herein as “Dissolution Scenario B,” assumed, among other things, that the Company would consummate a disposition with respect to Exarafenib as of March 31, 2024, and prior to the initial distribution of cash to holders of Shares. The difference between Dissolution Scenario A and Dissolution Scenario B is that the Company’s net wind-down costs and payables related to Exarafenib were assumed by Kinnate management to be eliminated in Dissolution Scenario B as a result of a disposition of Exarafenib in which the Company no longer needed to wind-down those programs and in which the acquirer of such programs assumed those liabilities in connection with such disposition, in each case, prior to the initial distribution of cash to holders of Shares. In conducting this analysis, Kinnate management determined the implied equity value of Kinnate Common Stock in a liquidation to be equal to the present value of the amount of cash available for distribution to Kinnate stockholders in an orderly liquidation of the Company. The Management Dissolution Cases, comprised of Dissolution Scenario A and Dissolution Scenario B, were prepared as of, and presented to the Special Committee at the meeting on, February 15, 2024 and assumed an initial distribution of cash to holders of Shares as of June 30, 2024, in both scenarios. Under Dissolution Scenario A, Kinnate management estimated that, after payment of severance, transaction expenses, insurance and other operating expenses, and after accounting for future expenses of approximately $15.0 million, approximately $119 million in cash would be available at the commencement of the liquidation process and that approximately 70% of this amount would be disbursed to stockholders upon the initial filing for dissolution and any remaining amount payable within thirty-six (36) months of dissolution (the “Holdback Period”). These assumptions resulted in an aggregate present value of approximately $110 million, or $2.33 per Share, assuming, based on management’s good faith estimate, a discount rate of approximately 5% and that the portion of the remaining amount after the initial distribution (and after deducting the expenses identified in the table below) that would be available for further distribution would be 80%. Under Dissolution Scenario B, Kinnate management estimated after payment of severance, transaction expenses, insurance and other operating expenses, and after accounting for future expenses of approximately $13.6 million, approximately $122 million in cash would be available at the commencement of the liquidation process and that approximately 70% of this amount would be disbursed to stockholders upon the initial filing for dissolution and any remaining amount payable within the Holdback Period. These assumptions resulted in an aggregate present value of approximately $113 million, or $2.39 per Share, assuming, based on management’s good faith estimate, a discount rate of approximately 5% and that the portion of the remaining amount after the initial distribution (and after deducting the expenses identified in the table below) that would be available for further distribution would be 80%.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2024

Kinnate Biopharma Inc.

By:	/s/ Nima Farzan
Nima Farzan
Chief Executive Officer and President